UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 3Q22 Financial Results

Gross Bookings up 68% YoY, with Total Adjusted EBITDA1 of $12.0 million pointing to sustained demand recovery across Latin America

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--November 17, 2022--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), Latin America’s leading online travel company, today announced unaudited financial results for the three-months ended September 30, 2022 (“third quarter 2022” or “3Q22”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustment. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

3Q22 Financial and Operating Highlights
(For definitions, see page 10)

  Gross Bookings of $1.1 billion, up 68% YoY and 94% of 3Q19 levels
  Transactions increased 21% YoY to 81% of 3Q19 volume
  Revenues increased 75% YoY to $145.6 million, 10% greater than 3Q19
  Total Adjusted EBITDA increased to $12.0 million, marking the fourth consecutive positive quarter, up from negative $10.3 million a year ago, as the company effectively balanced growth and profitability across different markets in Latin America
  Operating cash flow of $10.3 million, compared to use of cash of $30.5 million in 3Q21
  Loyalty Program members increased 63% quarter over quarter (“QoQ”), reaching 9.3 million members in 3Q22
  Room nights increased 5% YoY to 62% of 3Q19 levels
  Mobile represented 46% of Transactions, down 169 basis points (“bps”) YoY and was 473 bps greater than 3Q19
  Completed the integration of Viajanet into Despegar’s technology platform, resulting in initial improvements in operating metrics
  Reached 21,600 vacation rental properties on our Stays vacation rental platform

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO said:

“We delivered a fourth consecutive quarter of profitable growth, with Total Adjusted EBITDA increasing $22.3 million year-on-year to $12.0 million. Leveraging our market-leading brand and value proposition, we continue capitalizing on the strong recovery in Latin America’s travel demand.

Reflecting Despegar’s growing earnings power, Total Adjusted EBITDA margin expanded 112 basis points versus third-quarter 2019, while third quarter revenues increased 10% above pre-pandemic levels. Higher ASPs and a robust Take Rate of 13.1% contributed significantly to the 75% year-on-year growth in revenues.

During the quarter, we finished bringing Stays’ vacation rental inventory onto Despegar’s technology platform and expanded the number of available properties at Stays to 21,600 units. Additionally, we have begun expanding Stays beyond Brazil, its home market. We have also fully integrated Viajanet into Despegar´s platform, applying our extensive experience in effectively consolidating travel businesses under our regional consolidation strategy. Across all Viajanet transactions, we already see significant improvements in conversion rates as well as increasing average Take Rates.

We also finished the quarter with a cash position of $263 million, which maintains our financial flexibility to strategically expand Despegar’s travel ecosystem and reinforce core competencies whenever we identify suitable opportunities.

Travel demand continues to steadily approach 2019 levels. Notwithstanding near-term uncertainties, we remain optimistic about the long-term potential of the business. Further, we expect to see continuous improvements in profitability in the fourth quarter. Looking ahead to next year, we intend to maintain a disciplined focus on profitable growth in line with our 5 year target.”

1 Total Adjusted EBITDA for 3Q22 includes $0.8 million net reversal of airline Chapter 11 provisions, while Total Adjusted EBITDA for 3Q21 included a net provision of $1.3 million of airline Chapter 11 provisions.

Operating and Financial Metrics Highlights

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis post intersegment eliminations between these businesses.

(In millions, except as noted)
	3Q22	3Q21	% Chg	3Q19	% Chg
Operating metrics
Number of transactions	2.208	1.827	21%	2.723	(19%)
Gross bookings	$1,104.3	$657.0	68%	$1,177.7	(6%)
TPV Financial Serivces (1)	$17.8	$7.6	136%	–	–
Financial metrics
Total Revenue	$145.6	$83.4	75%	$132.0	10%
Net loss	($9.3)	($23.9)	n.m.	($3.7)	n.m.
Net loss attributable to Despegar.com, Corp	($9.3)	($23.7)	n.m.	($3.7)	n.m.
Total Adjusted EBITDA	$12.0	($10.3)	n.m.	$9.4	28%
EPS Basic (2)	($0.21)	($0.38)	n.m.	($0.05)	n.m.
EPS Diluted (2)	($0.21)	($0.38)	n.m.	($0.05)	n.m.

Total Adjusted EBITDA	$12.0	($10.3)	n.m.	$9.4	n.m.
Average Shares Oustanding - Basic (3)	81,544	81,841	n.m.	69,503	n.m.
Average Shares Oustanding - Diluted (3)	81,544	81,841	n.m.	69,503	n.m.
(1) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $12.5 million in 3Q22 and $7.3 million in 3Q21.
(2) Round numbers
(3) In thousands
n.m.: Not Meaningful

Key Operating Metrics

(In millions, except as noted)
	3Q22		3Q21		% Chg	FX Neutral % Chg	3Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$1,104.3		$657.0		68%	86%	$1,177.7		(6%)
TPV Financial Services (1)	$17.8		$7.6		136%	137%	–		–
Average selling price (ASP) (in $)	$503		$360		40%	55%	$433		16%
Number of Transactions by Segment & Total
Air	1.1	51%	1.0	55%	12%		1.6	58%	(29%)
Packages, Hotels & Other Travel Products	1.1	48%	0.8	45%	29%		1.1	42%	(7%)
Financial	0.0	1%	0.0	0%	n.m.		-	-	-
Total Number of Transactions	2.2	100%	1.8	100%	21%		2.7	100%	(19%)
(1) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $12.5 million in 3Q22 and $7.3 million in 3Q21.

Transactions increased 21% YoY to 2.2 million, reaching 81% of 3Q19 levels, mainly driven by a 29% YoY increase in Packages, Hotels & Other Travel Products that was mostly related to increased demand for international travel in Brazil and Argentina. Consequently, non-air transactions nearly reached 2019 levels, while Air transactions remained 29% below pre-pandemic levels, largely due to a lack of international capacity deployed by airlines in some markets.

As travel demand continued to gradually recover across Latin America, domestic Gross Bookings increased 22% YoY and exceeded 3Q19 levels by 7%, while international Gross Bookings increased 143% YoY, reaching 86% of 3Q19 levels. This resulted in total Gross Bookings increasing 68% YoY to $1.1 billion, which reached 94% of 3Q19 levels.

ASPs increased 40% YoY — or 55% on an FX neutral basis — to $503, principally reflecting growing travel demand, particularly for international trips, as well as rising inflation across markets in Latin America. Compared to 3Q19, ASPs increased 16%.

Geographic Breakdown of Select Operating and Financial Metrics

The following table presents key operating metrics of Despegar’s travel business and key financial metrics on a consolidated basis post intersegment eliminations between Despegar's travel and financial services businesses.

(In millions, except as noted)
3Q22 vs. 3Q21 - As Reported

	Brazil			Mexico (1)			Rest of Latin America			Total
	3Q22	3Q21	% Chg.	3Q22	3Q21	% Chg.	3Q22	3Q21	% Chg.	3Q22	3Q21	% Chg.
Transactions ('000)	811	557	46%	428	429	(0%)	968	841	15%	2,208	1,827	21%
Gross Bookings	389	184	112%	215	173	24%	500	300	67%	1,104	657	68%
TPV Financial Services (2)	18	8	136%	-	-	-%	-	-	-%	18	8	136%
ASP ($)	486	331	47%	502	403	25%	517	357	45%	503	360	40%
Revenues										146	83	75%
Gross Profit										95	45	110%
3Q22 vs. 3Q21 - FX Neutral Basis

	Brazil			Mexico (1)			Rest of Latin America			Total
	3Q22	3Q21	% Chg.	3Q22	3Q21	% Chg.	3Q22	3Q21	% Chg.	3Q22	3Q21	% Chg.
Transactions ('000)	811	557	46%	428	429	(0%)	968	841	15%	2,208	1,827	21%
Gross Bookings	390	184	112%	217	173	26%	617	300	105%	1,224	657	86%
TPV Financial Services (2)	18	8	137%	-	-	-%	-	-	-%	18	8	137%
ASP ($)	487	331	47%	508	403	26%	637	357	78%	557	360	55%
Revenues										162	83	94%
Gross Profit										108	45	137%
(1) Transactions in Mexico were adjusted from 513 thousand to 429 thousand in 3Q21 following the integration process.
(2) Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $12.5 million in 3Q22 and $7.3 million in 3Q21.

Brazil, Despegar’s largest market, accounted for 37% of total Transactions in 3Q22, increasing 46% YoY as the Company remained focused on exploiting the strong recovery in international traffic to gain market share. Total industry passenger traffic in the country remains 22% lower than 2019 levels, while domestic traffic reached 90% of pre-pandemic levels. ASPs increased 47% YoY, mainly due to fuel pass-through on airfares and rising inflation - with the latter also affecting the pricing of other travel services - and to the accelerating recovery in international traffic. As a result of the above factors, Gross Bookings grew 112% YoY in Brazil.

Mexico represented 19% of 3Q22 Transactions. Gross Bookings increased 24% YoY, as ASPs increased 25% during this period. Transactions were flat YoY, mainly due to a decline in lower margin domestic air sales, offset by higher margin package sales, as Despegar capitalized on the opportunity to pursue more profitable growth. Compared to 3Q19, transactions and ASPs rose 10% and 28%, respectively, while Gross Bookings increased 41%, reflecting the contribution of Best Day, acquired in October 2020.

Across the rest of Latin America, Transactions and Gross Bookings increased YoY by 15% and 67%, respectively, as demand for international travel across the region continued to recover, but lagged 23% and 10%, respectively, when compared to 3Q19 levels. ASPs increased 45% YoY and 17% compared to 3Q19.

Revenue Breakdown

We organize our business into three segments: (1) Air, which consists of selling airline tickets; (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms, among other products); and (3) Financial Services, which consists of point-of-sale installment loans and Buy Now Pay Later services. A portion of the revenues generated in the Financial Services segment are generated with the Travel Business segment of Despegar.

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarter ended September 30 2022, 2021 and 2019:

	3Q22		3Q21		% Chg	3Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms)
Travel Business
Air Segment	$59.3	41%	$32.0	38%	85%	$51.2	39%	16%
Packages, Hotels & Other Travel Products Segment	$85.2	59%	$51.2	61%	66%	$80.9	61%	5%
Total Travel Business	$144.5	99%	$83.2	100%	74%	$132.0	100%	9%
Financial Business
Financial Services Segment	$3.8	3%	$0.4	0%	n.m.	–	n.m.	n.m
Total Financial Business	$3.8	3%	$0.4	0%	n.m.	–	n.m.	n.m
Intersegment Eliminations	($2.7)	-2%	($0.2)	0%	n.m	–	n.m.	n.m
Total Revenue	$145.6	100%	$83.4	100%	75%	$132.0	100%	10%

Total Revenue margin	13.1%		12.7%		+44 bps	11.2%		+191 bps

On a YoY basis, Total Revenues increased 75% to $145.6 million, while revenue margin increased 44 bps to 13.1%, mostly due to significantly fewer cancellations as well as an increase in Take Rate in Mexico and Argentina, where the Company focused on more profitable growth.

Compared to 3Q19, Total Revenues increased 10%, while revenue margin improved 191 bps, principally reflecting higher up-front incentives and customer fees as a percentage of Gross Bookings.

Consolidated Cost of Revenue and Gross Profit

The following table shows Cost of Revenue and Gross Profit on a consolidated basis post intersegment eliminations between Despegar’s travel and financial services businesses.

(In millions, except as noted)
	3Q22	3Q21	% Chg	3Q19	% Chg
Revenue	$145.6	$83.4	75%	$132.0	10%
Revenue Margin	13.1%	12.7%	+44 bps	11.2%	+191 bps
Cost of Revenue (1)	$50.3	$38.0	33%	$43.5	16%
Cost of Revenue as a % of GB	4.5%	5.8%	(124) bps	3.7%	+84 bps
Gross Profit	$95.3	$45.4	110%	$88.6	8%
Gross Profit as a % of GB	8.6%	6.9%	+168 bps	7.5%	+107 bps
(1) Starting 2Q22, the Company reclassified bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

Cost of Revenue consists mainly of credit card processing fees, bank fees related to customer financing installment plans and fulfillment center expenses.

On a YoY basis, Cost of Revenue increased 33% - less than half the YoY increase in Gross Bookings - the absolute increase is driven by higher volumes and increased interest rates. As a percentage of Gross Bookings, Cost of Revenue decreased 124 bps to 4.5%, reflecting Despegar’s improved operating leverage, which is converging toward the Company’s long-term target, while demand for customer care is recovering to lower pre-pandemic levels.

As reported, Gross Profit increased 110% to $95.3 million, from $45.4 million in 3Q21. As a percentage of Gross Bookings, Gross Profit increased to 8.6% from 6.9% in 3Q21.

Compared to 3Q19, Cost of Revenue increased 16%, due to higher fulfillment center expenses and increases in customer claims. Accordingly, Cost of Revenue as a percentage of Gross Bookings was only 84 bps above 2019 levels, while Gross Profit increased 8%, as the Company improved its revenue margin by 191 bps.

Operating Expenses

The following table shows operating expenses on a consolidated basis post intersegment eliminations between Despegar’s travel and financial services businesses.

(In millions, except as noted)
	3Q22	3Q21	% Chg	3Q19	% Chg
Selling and marketing	$46.2	$26.1	77%	$46.7	(1%)
S&M as a % of GB	4.2%	4.0%	+18 bps	4.0%	+20 bps
General and administrative (1)	$24.9	$22.2	12%	$24.2	3%
G&A as a % of GB	2.2%	3.4%	(113) bps	2.1%	+19 bps
Technology and product development	$22.8	$19.4	18%	$17.9	27%
T&C as a % of GB	2.1%	3.0%	(90) bps	1.5%	+54 bps
Total operating expenses	$93.9	$67.7	39%	$88.8	6%
Operating Expenses as a % of GB	8.5%	10.3%	(184) bps	7.5%	+92 bps
(1) Starting 2Q22, the Company reclassified bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

On a YoY basis, Operating Expenses increased 39% to $93.9 million, significantly below the 68% growth in Gross Bookings, as the Company continues to focus on increasing operating leverage. The rise in Operating Expenses was mainly driven by a 77% increase in Selling and Marketing spend in response to higher travel demand and with a sharp focus on gaining market share in key geographies during the period.

Selling and Marketing (“S&M”) expenses increased 77% YoY to $46.2 million and rose 18 bps as a percentage of Gross Bookings. The increase in absolute terms was principally driven by higher investments in direct marketing, consistent with market growth, particularly in countries with stronger recovery levels. Specifically, the Company continued to invest in raising brand awareness and gaining market share in Brazil, in line with its long-term strategic growth plan.

General and Administrative (“G&A”) expenses, increased 12% YoY to $24.9 million, mainly reflecting FX and local currency inflation in Argentina, particularly in connection with wages, provisions related to contingencies, and outsourced services related to the Company’s strategic initiatives. G&A expenses declined 113 bps YoY as a percentage of Gross Bookings, as the Company’s operating leverage kicked in.

Technology and Product Development (“T&PD”) expenses totaled $22.8 million, increasing 18% YoY, mainly due to an increase in IT headcount as Despegar continued to expand its developer team. T&PD expenses also increased due to FX variations and local currency inflation related to IT personnel expenses, as well as expenses related to the integration of Viajanet. However, T&C expenses declined 90 bps YoY as a percentage of Gross Bookings, as operating leverage continues to contribute to margin expansion.

Financial result, net

For 3Q22, Despegar reported net Financial expenses of $15.4 million, compared to net financial expenses of $3.3 million in 3Q21. The increase in expenses was mainly due to FX losses and higher financing costs associated with the factoring of receivables in Brazil, as a result of higher interest rates. The increase in financial expenses was partially offset by interest income gains.

Income Taxes

The Company reported an income tax gain of $4.8 million in 3Q22, compared to an income tax gain of $1.7 million in 3Q21. The effective tax rate in 3Q22 was 34%, compared to 6.5% in 3Q21.

The following factors contributed to the 3Q22 effective tax rate: (i) a positive impact in valuation allowance in Brazil; (ii) a Tax Holiday in Brazil in accordance with application of the Brazilian PERSE beneficial tax law; iii) an update with respect to certain tax contingencies in Mexico and Ecuador; and (iii) a true-up effect in the US.

Total Adjusted EBITDA Reconciliation1

(In millions, except as noted)
	3Q22	3Q21	% Chg	3Q19	% Chg
Net income/ (loss)	($9.3)	($23.9)	n.m.	($3.7)	n.m.
Add (deduct):
Financial expense, net	$15.4	$3.3	372%	$3.6	323%
Income tax expense	($4.8)	($1.7)	188%	($0.2)	2995%
Depreciation expense	$2.1	$2.5	(13%)	$2.0	5%
Amortization of intangible assets	$6.9	$6.5	6%	$4.2	64%
Share-based compensation expense	$1.3	$3.1	(58%)	$3.4	(62%)
Acquisition transaction costs	$0.4	–	n.m.	–	n.m.
Total Adjusted EBITDA	$12.0	($10.3)	n.m.	$9.4	28%

3Q22 Total Adjusted EBITDA1 was $12.0 million, compared to a loss of $10.3 million in 3Q21.

Balance Sheet and Cash Flows

The majority of Despegar’s excess cash balance is held in U.S. dollars in the United States and the United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting the Company’s current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at September 30, 2022, was $263.1 million. During the quarter, Cash and cash equivalents decreased $ 11.7 million, mainly due to M&A related costs. Aggregate Net Operational Short-term Obligations were $222.9 million, increasing 2.8% on a QoQ basis.

Despegar generated $10.3 million in Cash from operating activities during 3Q22, in line with increasing sales related to the demand recovery across the region. This compares with a use of cash of $30.5 million in 3Q21 and cash generation of $25.5 million in 3Q19.

Financial Services Segment Analysis

Despegar’s financial services segment consists of point-of-sale installment loans and Buy Now Pay Later (BNPL) services which enable the Company’s customers as well as customers of third-party merchants to make online purchases and pay off interest bearing debt in installments as well as fraud prevention services.

Despegar’s BNPL business, Koin, continues to effectively navigate volatile macroeconomic conditions in the Brazilian market. During 3Q22, Koin maintained a strict focus on asset quality and properly adjusted pricing to an environment of higher delinquency rates. In the context of a market with high delinquency rates, Koin took a conservative stance on loan approvals, with TPVs reaching $17.8 million and expanding 136% YoY. For the quarter, Koin reported a Total Adjusted EBITDA of negative $5.2 million compared to a negative Total Adjusted EBITDA of $3.0 million in 3Q21.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830, the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is recognized prospectively in the Company's financial statements. As a result, the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

3Q22 Earnings Conference Call

When:	10:00 a.m. Eastern time, November 17, 2022

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1-646-904-5544 (U.S. domestic); 1-929-526-1599 (International)

Access Code: 906342

Pre-Register: You may pre-register at any time: click here. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast: CLICK HERE

Definitions and concepts

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Aggregate Net Operational Short-term Obligations: consists of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Extraordinary Charges: extraordinary events that lead to further irregular expenses, such as: i) extraordinary cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others. As of 1Q22, Extraordinary Charges also include costs generated from the operation of Best Day.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.

TPV: means Total Purchase Volume, and is equivalent to the volume processed by the BNPL financing solution during a specific period of time.

Reporting Business Segments: In 2022, in connection with a new strategy by management to expand the financial services business, the relevance of this business to the consolidated results of operations of the Company has increased significantly. In addition to the Company’s plans for expanding the financial services business outside of Brazil, the Company is incorporating into the business other service offerings, such as fraud identification, analysis and credit scoring for the Company’s travel business and other merchants, as well as providing technology/IT services to the Company’s travel business and other merchants. As a consequence the Company’s business is organized into the following segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue, and (3) one financial services segment, which consists of point of sale installment loans and buy now pay later services that allow customers to make purchases and pay off the interest bearing debt in installments.

The Company also recast previously reported segment financial information for the quarters ended September 30, 2021 to reflect its new reportable segments. The segment change has no impact on the Company’s historical consolidated financial results.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin: calculated as revenue divided by Gross Bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. Despegar today is comprised of a consolidated group, that in addition to the Despegar and Decolar brands, also includes Best Day, Viajes Falabella and Koin, the Company's fintech business. With its continuous commitment to the development of the sector, Despegar has become one of the most relevant companies in the region able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have or when travel will resume at pre-pandemic levels. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

Unaudited Consolidated Statements of Operations for the three-month periods ended September 30, 2022, 2021 as well as three month period ended December 31, 2022 (in thousand of U.S. dollars, except as otherwise indicated)

	3Q22	3Q21	% Chg
Total Revenue	145,596	83,368	75%
Cost of revenue	50,305	37,953	33%
Gross profit	95,291	45,415	110%
Operating expenses
Selling and marketing	46,174	26,138	77%
General and administrative (1)	24,873	22,162	12%
Technology and product development	22,834	19,432	18%
Total operating expenses	93,881	67,732	39%

Loss from equity investments	(105)	(29)	n.m.
Operating income / (loss)	1,305	(22,346)	n.m.
Financial result, net	(15,359)	(3,254)	n.m.
Net loss before income taxes	(14,054)	(25,600)	n.m.
Income tax benefit	(4,767)	(1,654)	n.m.
Net loss	(9,287)	(23,946)	n.m.
Net income attributable to non controlling interest	-	273	n.m.
Net loss attributable to Despegar.com, Corp	(9,287)	(23,673)	n.m.
(1) Starting 2Q22, the Company reclassified bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

Key Financial & Operating Trended Metrics (in thousands of U.S. dollars, except as otherwise indicated)

	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22	2Q22	3Q22
FINANCIAL RESULTS
Total Revenue	$53,246	$51,850	$63,069	$83,368	$124,556	$112,414	$134,421	$145,596
Cost of revenue	25,695	30,092	38,429	37,953	53,765	42,558	45,149	50,305
Gross profit	27,551	21,758	24,640	45,415	70,791	69,856	89,272	95,291
Operating expenses
Selling and marketing	13,160	15,382	19,188	26,138	34,582	30,517	42,214	46,174
General and administrative	29,626	20,148	22,696	22,162	18,689	23,523	27,037	24,873
Technology and product development	17,152	17,460	18,344	19,432	19,508	20,735	21,407	22,834
Impairment of long-lived assets	593	5,106	-	-	-	-	-	-
Total operating expenses	60,531	58,096	60,228	67,732	72,779	74,775	90,658	93,881

(Loss) / gain from equity investments	(2,059)	376	(348)	(29)	343	117	16	(105)
Operating income	(35,039)	(35,962)	(35,936)	(22,346)	(1,645)	(4,802)	(1,370)	1,305
Financial result, net	(2,095)	(1,309)	(1,835)	(3,254)	(3,809)	(7,023)	(10,529)	(15,359)
Loss before income taxes	(37,134)	(37,271)	(37,771)	(25,600)	(5,454)	(11,825)	(11,899)	(14,054)
Income tax (benefit) / expenses	(8,298)	292	(6,413)	(1,654)	7,545	19,093	1,266	(4,767)
Net loss	(28,836)	(37,563)	(31,358)	(23,946)	(12,999)	(30,918)	(13,165)	(9,287)
Net income attributable to non controlling interest	$213	$180	$258	$273	$526	–	–	–
Net loss attributable to Despegar.com, Corp	(28,623)	(37,383)	(31,100)	(23,673)	(12,473)	(30,918)	(13,165)	(9,287)
Total Adjusted EBITDA	($19,260)	($20,024)	($22,256)	($10,346)	$9,002	$6,787	$10,594	$12,015

Net loss	($28,836)	($37,563)	($31,358)	($23,946)	($12,999)	($30,918)	($13,165)	($9,287)
Add (deduct):
Financial expense, net	2,095	1,309	1,835	3,254	3,809	7,023	10,529	15,359
Income tax expense	(8,298)	292	(6,413)	(1,654)	7,545	19,093	1,266	(4,767)
Depreciation expense	1,751	1,569	1,401	2,451	1,497	1,672	1,699	2,144
Amortization of intangible assets	6,889	7,095	6,827	6,457	6,909	6,584	6,937	6,871
Share-based compensation expense	2,598	2,149	5,444	3,092	2,241	3,333	3,328	1,305
Impairment charges	593	5,106	–	–	–	–	–	–
Restructuring charges	2,413	19	8	–	–	–	–	–
Acquisition transaction costs	1,535	–	–	–	–	–	–	390
Total Adjusted EBITDA	($19,260)	($20,024)	($22,256)	($10,346)	$9,002	$6,787	$10,594	$12,015
1. In thousands
2. Starting 2Q22, the Company reclassified bad debt related to Koin and Despegar from General and Administrative expenses to Cost of Revenue to more accurately reflect Despegar´s cost structure.

Unaudited Consolidated Balance Sheet as of September 30, 2022 and June 30, 2022 (in thousands of U.S. dollars, except as otherwise indicated)

	As of September 30, 2022	As of June 30, 2022
Current liabilities
Accounts payable and accrued expenses	51,926	61,291
Travel suppliers payable	282,354	280,974
Related party payable	41,395	43,728
Short-term debt	25,373	21,591
Deferred Revenue	21,059	18,268
Other liabilities	85,522	61,878
Contingent liabilities	16,714	11,354
Lease Liabilities	6,174	6,377
Total current liabilities	530,517	505,461
Non-current liabilities
Other liabilities	39,842	35,756
Contingent liabilities	24,589	25,569
Long term debt	8,023	9,330
Lease liabilities	17,747	18,894
Related party liability	125,004	125,004
Total non-current liabilities	215,205	214,553
TOTAL LIABILITIES	745,722	720,014

Series A non-convertible preferred shares	114,354	107,537
Series B convertible preferred shares	46,700	46,700
Mezzanine Equity	161,054	154,237

SHAREHOLDERS’ DEFICIT
Common stock	285,014	284,493
Additional paid-in capital	334,518	347,819
Other reserves	(728)	(728)
Accumulated other comprehensive loss	(21,509)	(25,994)
Accumulated losses	(628,165)	(618,879)
Treasury Stock	(78,267)	(75,326)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	(109,137)	(88,615)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	797,639	785,636

Unaudited Statements of Cash Flows for the three-month periods ended September 30, 2022 and 2021 (in thousands of U.S. dollars, except as otherwise indicated)

	3 months ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	($9,287)	($23,945)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Net income attributable to redeemable non-controlling interest	–	$274
Unrealized foreign currency translation income / (losses)	$6,379	($729)
Depreciation expense	$2,144	$2,451
Amortization expenses	$6,871	$6,457
Disposals of property and equipment	–	($121)
Earnout	($1,136)	($519)
Indemnity	$1,136	$519
Loss from equity investments	$105	$1,486
Stock based compensation expense	$1,305	$1,343
Amortization of lease right-of-use assets	$1,008	$2,149
Interest and penalties	$540	$300
Income taxes	($5,128)	($5,267)
Allowance for credit expected losses	$2,634	($2,746)
Provision for contingencies	$3,951	($1,857)
Changes in assets and liabilities net of non-cash transactions:
Decrease / (increase) in trade accounts receivable, net of credit expected loss	$22,743	($23,552)
Increase in Loans receivables	($7,956)	($954)
Increase in related party receivables	($5,931)	($4,542)
(Increase) / Decrease in other assets and prepaid expenses	($33,161)	$771
(Decrease) / increase in accounts payables and accrued expenses	($9,782)	$3,697
(Decrease) / increase in travel suppliers payables	($2,853)	$14,407
Increase / (decrease) in other liabilities	$38,826	($965)
(Decrease) / increase in contingent liabilities	($4,914)	$1,482
Increase / (Decrease) in related party liabilities	($2,205)	$710
(Decrease) / increase in leases liability	$2,032	($2,620)
Increase in deferred revenue	$3,021	$1,264
Net cash flows provided by / (used in) operating activities	10,342	(30,507)
Cash flows from investing activities:
(Increase)/ Decrease in short term investments	$3	–
Increase in Loan Receivables	($5,063)	($438)
Collection on Loan Receivables	$2,045	$142
Payment for acquired businesses, net of cash acquired	($10,408)	($998)
Acquisition of property and equipment	($1,748)	($472)
Increase of intangible assets including internal-use software and website development	($6,964)	($4,344)
Net cash flows used in investing activities	(22,135)	(6,110)
Cash flows from financing activities:
Net increase of short term debt	$10,682	$986
Decrease in long-term debt	($1,421)	($423)
Payment of dividends to stockholders	($802)	($504)
Exercise of stock-based awards	$254	($27)
Collect on debenture issuance by securitization program	$1,047	–
Purchase of treasury stock	($4,610)	–
Net cash flows provided by financing activities	5,150	32
Effect of exchange rate changes on cash and cash equivalents	($5,042)	($3,204)
Net decrease in cash and cash equivalents	($11,685)	($39,789)
Cash and cash equivalents as of beginning of the year	$274,764	$315,981
Cash and cash equivalents as of end of the period	$263,079	$276,192

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 4 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Contacts

IR
Luca Pfeifer
Investor Relations
Phone: (+57)3153824802
E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/
Name: Mariano Scagliarini
Title: General Counsel

Date: November 17, 2022